Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC
THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

August 27, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. John Reynolds

Re:	China BCT Pharmacy Group, Inc.
Post-effective amendment to Form S-1
Filed June 12, 2012
File No. 333-165161
Amendment No. 3 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed June 12, 2012
File No. 333-145620
Supplemental response letter
Dated July 23, 2012

SEC Comment Letter, dated August 7, 2012

Ladies and Gentlemen:

On behalf of our client, China BCT Pharmacy Group, Inc. (the “Company”), we are responding to the letter to the Company dated August 7, 2012, 2012 (the “Comment Letter”) from John Reynolds, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2011

Comment 1.
We note yoru response to prior comment two from our letter dated June 26, 2012.  Please amend your Form10-K to clearly describe the material weaknesses in internal controls as enumerated in your response letter dated July 23, 2012.  In addition please clarify what steps you have taken, or will take, to remediate the identified weaknesses.

Response:

 The Company’s Form 10-K has been amended to include the following disclosure:

Disclosure Controls and Procedures.

We maintain “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation as required by Rule 13a-15(d) under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.  Based on an evaluation of our disclosure controls and procedures as of December 31, 2011 covered by this report (and the financial statements contained in the report), our Chief Executive Officer and Chief Financial Officer originally determined that our current disclosure controls and procedures were effective. However, in connection with the evaluation as required by Rule 13a-15(d) of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2012, our Chief Executive Officer and Chief Financial Officer subsequently determined that our disclosure controls and procedures were not effective as of December 31, 2011, as evidenced by instances of non-conformity with US GAAP in draft financial statements furnished to our independent registered accounting firm in connection with their attest procedures.  These included (i) non-compliant initial disclosures resulting from improper valuations in connection with the acquisition of retail stores that did not adequately consider the possibility of separately identifiable intangible assets acquired in the transactions as required by FASB ASC Topic 805 “Business Combination”, (ii) improper treatment of payments made in connection with the acquisition of retail stores, where certain payments were initially treated as additional consideration, but should have been treated as compensation for services, and (iii) improper accounting treatment and valuation of convertible preferred shares that was not initially in compliance with FASB ASC 815 “Derivatives and Hedging” or ASR 268 (Securities and Exchange Commission, Financial Reporting Codification, Section No. 211, Redeemable Preferred Stocks).  The Company’s management nevertheless concluded that the financial statements filed with the SEC present fairly, in all material respects, the Company’s financial position, and results of operations and cash flows for the periods presented in conformity with US GAAP.  The Company came to this conclusion after reviewing the financial statements in connection with the annual audits and quarterly reviews performed by its independent registered public accounting firm.  In connection with such review, the Company was able to identify the instances of non-conformity with GAAP.

Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.  Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

In connection with the filing and preparation of this annual report, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment using those criteria, management originally concluded that our internal control over financial reporting was effective as of December 31, 2011. However, management subsequently re-assessed our internal control over financial reporting as of March 31, 2012 and determined that our internal control over financial reporting was not effective as of December 31, 2011, as evidenced by instances of non-conformity with US GAAP in draft financial statements furnished to our independent registered accounting firm in connection with their attest procedures.  As noted above, the Company’s management nevertheless has concluded that the financial statements included in this Annual Report on Form 10-K/A present fairly, in all material respects, the Company’s financial position, and results of operations and cash flows for the periods presented in conformity with U.S. GAAP and did so at the time of the original filing of the Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting.  There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting; however, as noted above, since the fourth quarter of fiscal year 2011, we have identified certain matters that constituted a material weakness in our internal control over financial reporting.  Specifically, we lacked certain procedures and policies to ensure proper and efficient financial reporting and we lacked sufficient accounting personnel with the appropriate level of knowledge, experience and training in US GAAP and SEC reporting requirements.  We have taken, and are taking, certain actions to remediate this material weakness related to our lack of US GAAP experience. As of the date of this Amended Annual Report on Form 10-K/A, we have initiated on-the-job training in US GAAP and related matters for our staff and we also adopted and implemented internal policies regarding capitalization, depreciation, and monthly closing of the financial books to address weaknesses relating to those matters.    Additionally, we plan to provide our internal staff with further appropriate training with respect to US GAAP and we expect to engage consulting professionals with greater knowledge of US GAAP in our operations and the requirements of Section 404 of the Sarbanes-Oxley Act to oversee our financial reporting process in order to ensure our compliance with US GAAP and the relevant securities laws.  We are currently in the process of identifying qualified consultants to assist the Company with US GAAP compliance until such time as we are able to train and develop our internal resources in this area.  We expect to engage consulting professionals during the third quarter of 2012 in time to assist in the review of our financial statements.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell
Title

TW:dse

cc:           Shelly Zhang